VIA EDGAR

February 4, 2013

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn: Division of Corporation Finance,

Re: SaaSMAX, Inc.

File No. 333-174403

Dear Ladies and Gentlemen:

At the request of SaaSMAX, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated February 1, 2013 from Stephen Krikorian of the Commission to Dina Moskowitz, Chief Executive Officer of the Company, relating to Form 8-K of the Company filed with the Commission on January 28, 2013.  We have filed simultaneously Amendment No. 1 to the 8-K and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the 8-K.

General

 The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

1. Please Amend your Form 8-K to comply with the disclosure requirements in Item 304(a)(1) of Regulation S-K. In addition, Please include an Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

Response

The Form 8-K has been revised in response to the Staff's comment.

With reference to the Exhibit 16 Letter, the Company has supplied the former accountant with a copy of the filing accompanying this Letter and has asked that he respond accordingly. Please note that the Company had supplied the former accountant with the original Form 8-K and requested an Exhibit 16 letter. To date, the former accountant has not responded.

2. Please clarify if a review was completed on your Form 10-Q for the nine months ended September 30, 2012. If the review was not performed by a registered public accounting firm, the 10-Q is considered deficient and not timely filed, and you must revise your Form 10-Q to include the following disclosures:

o	Identify the report as deficient

o	Label the columns of the financial statements as "not reviewed", and

o	Describe how the registrant will remedy the deficiency.

Response.

The Company's financial statements contained in the Form 10-Q for the nine months ended September 30, have been reviewed by Ronald R. Chadwick, P.C. a registered public accounting firm and the Company's new public accountant. Accordingly, Form 10-Q/A, Amendment No. 1 has been filed indicating in an Explanatory Note, at the beginning of the Form 10-Q as follows:

"On November 19, 2012, Registrant filed a Form 10Q for the nine months ended September 30, 2012 (the "9/30/12 10Q Report"). That 9/30/12 10Q Report was not "Reviewed" by our accountant and such information should have been disclosed on the Financial Statements filed as part of the 9/30/12 10Q Report. Subsequently, the 9/30/12 10Q Report has been reviewed by Registrant's new public accounting firm and no changes or amendments were made to the 9/30/12 10Q Report as a result of the Review."

The Company believes that such disclosure responds to the Staff's comment. First, it describes the original Form-10-Q as deficient. Second, because the financial statements have now been reviewed, and there were no changes as a result of the review, the need to file two Amended Form 10-Qs is obviated. Third, the Company has remedied the deficiency.

Further, the Company acknowledges that:

a) the Company is fully responsible for the adequacy and accuracy of the disclosure in the filings; and

b) staff comments or changes to disclosure in response to staff's comments do not foreclose the Commission from taking any action with respect to the filings, and.

c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By:s/ Brad Bingham

Brad Bingham